                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the Month of May 2002

                            PARADIGM GEOPHYSICAL LTD.
                           --------------------------
                 (Translation of Registrant's Name into English)

   SHENKAR STREET 9, GAV YAM CENTER NO.3, P.O.B. 2061 HERZLIA B, ISRAEL 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

         Attached to the Registrant's Form 6-K for the month of May 2002 and incorporated by reference herein is the Registrant's news release dated May 8, 2002.

SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PARADIGM GEOPHYSICAL LTD.
                                             (Registrant)



                                             By:      /s/   Jonathan Keller
                                                      ---------------------
                                                      Jonathan Keller
                                                      Company Secretary


Dated:  8 May, 2002

      PARADIGM CONFIRMS DISCUSSIONS REGARDING POSSIBLE SALE OF THE COMPANY


HOUSTON, May 8/PRNewswire-FirstCall/ -- Paradigm Geophysical Ltd. (Nasdaq: PGEO) confirmed today that it has been approached by and is currently in discussions with a private investment firm regarding a possible sale of the Company. The parties have not reached agreement on material terms, including price and structure. The Board believes that the parties may not reach agreement on material terms. Accordingly, there can be no assurance that a transaction will be completed, or, if completed, on what terms.

The Company also announced that it does not currently intend to update the status of discussions by any further public announcement until either a definitive agreement is executed or discussions cease.

         Company Contact

         Paradigm Geophysical Ltd.
         Mary Safrai
         Tel. +972 9 970 9300
         MSAFRAI@BARAK-ONLINE.NET


                                       -1-